UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          Wasatch Pharmaceutical, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   936902 40 2
                                 (CUSIP Number)


              Gary Heesch, 310 East 4500 South, Murray, Utah 84107
          (801) 266-4668 (Name, address and telephone number of person authorized to receive notices and communications)


                                 August 14,2002
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).








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                                                   SCHEDULE 13D
CUSIP No. 936902 40 2

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Suburban Capital Corporation, a Delaware Corporation ("Suburban")

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                      (B) (   )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Suburban is Incorporated in the State of Delaware. Suburban does business in the State of Illinois.

                           7)  SOLE VOTING POWER                  2,175,000,000
NUMBER OF
SHARES
                           ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                            0
OWNED BY
EACH
                           ----------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                      2,175,000,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                      0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,175,000,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.43%

14)  TYPE OF REPORTING PERSON
CO








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                                  SCHEDULE 13D
CUSIP No. 936902 40 2

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Frank Custable ("Custable")

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                      (B) (   )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION Custable is a United States Citizen.

                           7)  SOLE VOTING POWER                              0
NUMBER OF
SHARES
                           ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                2,175,000,000
OWNED BY
EACH
                           ----------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                                  0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER          2,175,000,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,175,000,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.43%

14)  TYPE OF REPORTING PERSON
IN







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Item 1.  Security and Issuer

 This schedule relates to common stock, par value $0.001 per share, of Wasatch Pharmaceutical, Inc. ("Common Stock"). Wasatch Pharmaceutical, Inc. ("Wasatch") is a Utah corporation with principal offices at 310 East 4500 South, Murray, Utah 84107.

Item 2.  Identity and Background

 (a) This schedule is filed by Suburban Capital Corporation, a Delaware corporation ("Suburban"); and Frank Custable, an Individual ("Custable").

 (b) The business address for Suburban and Custable is 2121 West Army Trail Road, Suite 105, Addison, Illinois 60101.

(C)) Suburban is a consulting company which provides financial and business consulting services. The principal business of Custable is providing financial and business consulting services.

(d) Neither Suburban nor Custable has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, neither Suburban nor Custable has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Suburban is a Delaware corporation.  Custable is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Suburban

         The 2,175,000,000 shares that are the impetus for filing this schedule were acquired by Suburban from Gary Heesch upon foreclosure of recourse promissory notes which were not timely paid as agreed. Heesch had received the said shares for services rendered to Wasatch for services as an officer and director of the corporation.


Custable

2,175,000,000 shares are attributed beneficially to Custable as president of Suburban. Suburban owns 1,900,000,000 shares of Wasatch stock (8.43%).

Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Wasatch.

Suburban is a business and financial consulting firm that specializes in assisting private companies to become public, and other business related services.

Custable is an individual who specializes in providing business consulting services and is the president of Suburban.

Neither Suburban nor Custable have any current plans to purchase additional Wasatch shares. Since the Wasatch shares were obtained in a foreclosure on a recourse note, Suburban may sell the shares in an effort to recoup the amounts which were not paid when the notes came due.

Suburban obtained its Wasatch shares upon foreclosure of a recourse note which was not timely paid. Suburban has no current plans to purchase additional shares, however, it may dispose of some or all of its shares in Wasatch in an attempt to recoup the monies which were owed on the notes.

 Custable, to whom beneficial ownership of Suburban's Wasatch shares are attributed likewise has no current plans to cause Suburban to purchase additional Wasatch shares. However, he may cause Suburban to dispose of some or all of its shares in Wasatch in an attempt to recoup the monies which were owed to Suburban on the notes. Neither Suburban nor Custable is aware of any current plans or proposals, which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, a change in the directors or management of the corporation or change its capitalization or dividend policies, involve a change in the corporation's business or corporate structure or change its charter or by-laws or the status of the common stock of the corporation.

Item 5.  Interest in Securities of the Issuer

(a) (I) The aggregate number of the class of securities, identified pursuant to
Item 1, owned by Suburban is 2,175,000,000. The percentage of the class of securities, identified pursuant to Item 1,owned by Suburban is 8.43%. (ii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Custable is 2,175,000,000. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Custable is 8.43%.

(b) (I) For Suburban the number of shares as to which there is sole power to vote or to direct the vote is 2,175,000,000, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 2,175,000,000, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of Suburban is providing financial and business consulting services. (ii) For Custable, the number of shares as to which there is sole power to vote or to direct the vote is 0, the number of shares with the shared power to vote or to direct the vote is 2,175,000,000, the number of shares with the sole power to dispose or to direct the disposition is 0, the number of shares with shared power to dispose or to direct the disposition is 2,175,000,000. The principal business of Custable is providing financial and business consulting services.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         A.       None




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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           Suburban Capital Corporation, a Delaware corporation


Date: September 3, 2002                        /s/ Frank Custable
      -----------------                     -----------------------------------
                                            Frank Custable, President



Date: September 3, 2002                         /s/ Frank Custable
      -----------------                     -----------------------------------
                                            Frank Custable, an Individual


 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).



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